FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          an announcement regarding election of director, appointment of vice  president  and  increase of the general mandate to issue domestic and/or overseas debt financing instruments of Huaneng Power International, Inc. (the Registrant”); and

2.          a notice of 2020 first extraordinary general meeting of the Registrant;

Each made by the Registrant on January 20, 2020.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT REGARDING THE ELECTION OF DIRECTOR OF THE COMPANY, APPOINTMENT OF VICE PRESIDENT AND THE INCREASE OF THE AMOUNT OF THE COMPANY’S GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

On 20 January 2020, the board of directors (the “Board” or the “Board of Directors”) of Huaneng Power International, Inc. (the “Company”) considered and approved at the 25th meeting of the Ninth Session of the Board (among other things) the Proposal regarding the election of the director of the Company, the Proposal regarding the appointment of Vice President of the Company and the Proposal regarding the increase of the amount of the Company’s general mandate to issue domestic and/or overseas debt financing instruments. Details of which are set out below.

PROPOSAL REGARDING THE ELECTION OF THE DIRECTOR OF THE COMPANY

The Board of Directors agreed to nominate Mr. ZHAO Keyu as an executive director candidate for the Ninth Session of the Board of Directors of the Company, and to submit the same for consideration and approval at the general meeting of the Company. The above engagement arrangement will become effective on the date the general meeting approves Mr. ZHAO Keyu as the executive director of the Ninth Session of the Board of Directors of the Company.

Below are the biographical details of Mr. ZHAO:

Mr. ZHAO Keyu, aged 53, currently is the President and the secretary to the Communist Party Committee of the Company. He previously served successively as deputy chief engineer of Shandong Fangzi Power Plant, deputy secretary to the Youth League Committee of Shandong Power Bureau (Group Corporation), deputy secretary and secretary to the Communist Party Committee of ULTRA- HV Transmission & Distribution Branch Company of Shandong Power Group Corporation, human resource manager of Shandong Luneng Group Co., Ltd., chairman and president of Beijing Deyuan Investment Co., Ltd., secretary to the Communist Party Committee of Shandong Luneng Development Group Co., Ltd., vice president and committee member of the Communist Party Committee of Huaneng Shandong Power Generation Co., Ltd., chief of the Planning Department of China Huaneng Group Co., director of the general office, director of the general office of the Leading Party Members’ Group and secretary to the Leading Party Members’ Group of China Huaneng Group

Co., Ltd., and the president and the deputy secretary to the Communist Party Committee of the Company. Mr. Zhao graduated from Wuhan University, majoring in software engineering and holds a postgraduate degree of master in engineering. Mr. Zhao is a senior political work specialist.

Save for the work relationship disclosed above, Mr. ZHAO does not have any other connections and relationships with the Company, its controlling shareholder(s) or the de facto controller(s). Mr. ZHAO has not been subject to any punishment by the China Securities Regulatory Commission or other related departments, or reprimand by any stock exchange.

The proposal to appoint Mr. ZHAO as the executive director shall become effective upon the approval at the general meeting until the expiry of the term of the Ninth Session of the Board of the Company. Mr. ZHAO will not receive any director’s fee. Save as disclosed above, as at the date of this announcement, Mr. ZHAO (i) does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company; (ii) does not hold any other directorships in any public companies in the last three years; (iii) does not hold any other positions in the Company or any of its subsidiaries; and (iv) has no interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

In addition, there is no other information in relation to Mr. ZHAO which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

PROPOSAL REGARDING THE APPOINTMENT OF VICE PRESIDENT OF THE COMPANY

The Board of Directors agreed to appoint Mr. HUANG Chaoquan as the Vice President of the Company. The arrangement for the appointment shall become effective as of 20 January 2020.

Set out below is the biographical details of Mr. HUANG Chaoquan:

Mr. HUANG, aged 54, currently is the secretary of the Board of Directors and chief of the manager work department of the Company, and the director of Huaneng Hainan Power Generation Co., Ltd. and director of Huaneng Shandong Power Generation Co., Ltd. Mr. HUANG had successively served as the Company’s deputy chief of the Market Division of the Planning Management Department, the deputy chief of Marketing Division, chief of General Division, chief of Marketing Division II of the Marketing Department, chief of Political Work Division of Ideological Political Work Department, chief of the Compensation Division of the Human Resources Department, and the deputy director and director of the Board Office. Mr. HUANG graduated from the Harbin University of Science and Technology where he holds a master’s degree of management engineering (post-graduate diploma) and is a senior economist.

Save as disclosed above, as at the date of this announcement, Mr. HUANG (i) does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company; (ii) does not hold any other directorships in any public companies in the last three years; (iii) does not hold any other positions in the Company or any of its subsidiaries; and (iv) has no interest in shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

PROPOSAL REGARDING THE INCREASE OF THE AMOUNT OF THE COMPANY’S GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

The proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments was passed at the 18th meeting of the Ninth Session of the Board of Directors and the 2018 annual general meeting, pursuant to which the Company shall, from the date on which the approval was obtained at the 2018 annual general meeting to the conclusion of the 2019 annual general meeting and upon obtaining approval at relevant regulatory authorities, issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB50 billion or equivalent in or outside the People’s Republic of China, such instruments include but are not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB-denominated bonds, overseas USD denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date).

Up to now, the balance of the principal of the medium-term notes issued by the Company is RMB20 billion, and the balance of the principal of the corporate bonds issued by Company is RMB21.3 billion. The senior debt to be issued is US$600 million, equivalent to approximately RMB4.2 billion. Before the 2019 annual general meeting, the Company has headroom of approximately RMB4.5 billion for the issuance of domestic and overseas debt financing instrument issuance.

In order to meet the Company’s production and operation needs, supplement liquidity or project financing, fully grasp the current favourable opportunity of low financing costs of medium-term notes and corporate bonds, reduce financing costs, and improve flexibility and efficiency of financing, the Board of Directors agreed with the Company’s proposal to increase the amount of the general mandate to issue domestic and/or overseas debt financing instruments. It was agreed as follows:

i.
from the date on which this proposal is approved at the general meeting to the conclusion of the 2019 annual general meeting and upon obtaining approval at relevant regulatory authorities, the Company shall, based on the issuance quota of the “Proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments” considered and approved by the Company’s 2018 annual general meeting, the principal balance of the domestic or overseas issuance of domestic and overseas debt financing instruments (either in one or multiple tranches, within or outside the People’s Republic of China) be increased by RMB8 billion.

ii.
an unconditional general mandate be granted to the Board or more than two Directors of the Company to determine, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, the terms and conditions for the issue of the relevant debt financing instruments and to attend to other relevant matters (which include but are not limited to):

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operational needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Methods of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments;

(3)
procuring approval of the issue of the relevant debt financing instruments with the relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority; and

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the increase of the amount to issue the relevant debt financing instruments shall be valid from the date on which approval is obtained at the general meeting to the conclusion of the 2019 annual general meeting. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

The above Proposal regarding the election of the director of the Company and the Proposal regarding the increase of the amount of the Company’s general mandate to issue domestic and/or overseas debt financing instruments are required to be submitted to general meeting of the Company for approval.

A circular containing, among other things, details of the Proposal regarding the election of the director of the Company and the Proposal regarding the increase of the amount of the Company’s general mandate to issue domestic and/or overseas debt financing instruments will be dispatched by the Company to the shareholders as soon as practicable.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
20 January 2020

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

NOTICE OF 2020 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2020 first extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 5 March 2020 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS
1.	To consider and approve the proposal regarding the change of part of the fundraising investment projects (Note 1)
2.	To consider and approve the proposal regarding the election of a director of the Company (Note 2)

SPECIAL RESOLUTION
3.	To consider and approve the proposal regarding the increase of the amount of the Company’s general mandate to issue domestic and/or overseas debt financing instruments (Note 2)

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Shu Yinbiao (Executive Director)
Huang Jian (Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Yue Heng (Independent Non-executive Director)
Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)

Beijing, the PRC
20 January 2020

Notes:

1.	Please refer to the Company’s announcement dated 4 January 2020 and a circular to be issued before the Extraordinary General Meeting for details.

2.	Please refer to the Company’s announcement dated 20 January 2020 and a circular to be issued before the Extraordinary General Meeting for details.

3.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolution set out in this Notice will be voted by poll.

4.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 14 February 2020.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

5.	Closure of H Share register members

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 14 February 2020 to 5 March 2020 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 13 February 2020. Holders of H shares whose names are recorded in the register of member of the Company on 14 February 2020 are entitled to attend the Extraordinary General Meeting.

6.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders and their proxies who attend the Extraordinary General Meeting shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East, Wanchai
Hong Kong

(iii)	The business address and contact of the Company are:

Capital Market Department
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China

Contact: Xie Meixin/Liu Tianyu
Telephone No.: (+86)-10-6322 6590/6322 6595
Facsimile No.: (+86)-10-6322 6888
Email: xiemx@hpi.com.cn

(iv)	Time and dates in this notice are Hong Kong time and dates.

Proxy Form for 2020 First Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2)	of

, Shareholders’ Account:
and I.D. No.:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power
International, Inc. (the “Company”) now appoint (Note 3)	I.D. No.:
(of	),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolution in accordance with the instruction(s) below and on my(our) behalf at the 2020 First Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 5 March 2020 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Extraordinary General Meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (Note 6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
1.	To consider and approve the proposal regarding the change of part of the fundraising investment projects
2.	To consider and approve the proposal regarding the election of a director of the Company
SPECIAL RESOLUTION		For (Note 4)	Against (Note 4)	Abstained (Note 4)
3.	To consider and approve the proposal regarding the increase of the amount of the Company’s general mandate to issue domestic and/or overseas debt financing instruments

Date:	Signature:	(Note 5)

Notes:
1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the Extraordinary General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✔) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✔) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. YOU WISH TO VOTE ABSTAINED A RESOLUTION, TICK (✔) IN THE RELEVANT BOX BELOW THE BOX MARKED “ABSTAINED” (SUCH ABSTAINED VOTES WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY OF THE RESOLUTION(S)). If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote or abstain at his/her discretion on any resolution properly proposed to the meeting other than those referred to in the notice for the meeting.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

Reply Slip for 2020 First Extraordinary General Meeting

I/(We)
of
Telephone number:	and Fax number:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* of Huaneng Power
International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2020 First Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 5 March 2020 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the Extraordinary General Meeting are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6322 6888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the Extraordinary General Meeting.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     January 21, 2020